Universal Health Realty Income Trust

367 South Gulph Road

P.O. Box 61558

King of Prussia, PA 19406-0958

December 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicole Collings, Staff Attorney

Re:	Universal Health Realty Income Trust

Registration Statement on Form S-3

Filed November 30, 2015

No. 333-208264

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Universal Health Realty Income Trust (the “Trust”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the same may become effective at 4:00 p.m. on Tuesday, December 22, 2015, or as soon thereafter as practicable. In addition, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 18, 2015

If you require additional information, please call Warren J. Nimetz at (212) 318-3384 or Donald G. Ainscow at (214) 855-7137.

Very truly yours,

UNIVERSAL HEALTH REALTY INCOME TRUST

By:	/s/ Charles F. Boyle
Charles F. Boyle
Chief Financial Officer